Exhibit 99.12

CONSENT OF EXPERT
March 28, 2024
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, David Sutherland, do hereby consent to the filing of the written disclosure regarding:
•the Technical Report for the Lamaque Project, Quebec, Canada, effective December 31, 2021;
•the Technical Report, Olympias Mine, Greece, effective December 31, 2023;
•the Technical Report, Efemçukuru Gold Mine, Turkey, effective December 31, 2023;
•the Technical Report, Kişladağ Gold Mine, Turkey, effective January 17, 2020, including sections 2, 25, and 26; and
•other information pertaining to these projects
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2023 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2023 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No.333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/David Sutherland
David Sutherland, P.Eng